Mail Stop 6010

April 28, 2006

Janice M. Clarke
Chief Financial Officer
Stellar International Inc.
544 Egerton Street
London, Ontario N5W 3Z8
Canada

> **Re: Stellar International Inc.**
> **Response Letter for 2004 Form 10-KSB**
> **Submitted April 13, 2006**
> **File No. 0-31198**

Dear Ms. Clarke:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB

Item 12. Certain Relationships and Related Transactions, page 36

1.   We note your response to comment 1.

- Although the agreements with Leitner are no longer in effect, it appears the terms of these agreements were required to be disclosed in your 2004 Form

10-KSB. Therefore, we reissue the comment. Please disclose the amounts paid through December 31, 2004 and the aggregate potential milestone payments as of December 31, 2004 for each of the agreements with SJ Pharmaceuticals. You should also disclose your right to receive royalty payments.

- Also, we note that your response to comment 5 in your January 13, 2006 letter to us indicated you would file the agreements with Leitner as exhibits 10.7 and 10.8 when you file your amended Form 10-KSB at the conclusion of our review. You also included these agreements in the draft exhibit index at the end of your January 13, 2006 letter. Please note that when you file the agreements as exhibits, the agreements will become publicly available. If you wish to seek confidential treatment for certain terms in the agreements, you may do so by following the procedure outlined in Rule 24b-2 of the Exchange Act and in Staff Legal Bulletin 1 (CF). Please be aware, however, that we will not grant confidential treatment for aggregate milestone payments and the existence of royalty payments as this information is material to investors.

Item 13. Exhibits and Reports on Form 8-K, page 36

2.   We note your response to comments 2 and 3. From your response, it appears you are planning to file the exhibits in your next Form 10-QSB. However, you should file them with the 2004 Form 10-KSB/A that you file at the conclusion of our review. The exhibits to be filed are 2.1-2.4, 3.1, 10.1-10.13, 99.1, and 99.2.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director